Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 94
dated August 11, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – August 23, 2006

PLUS due February 20, 2008
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the AMEX Defense Index (“DFI”)
Performance Leveraged Upside SecuritiesSM (“PLUSSM ”)

Original Issue Price	:	$10 per PLUS
Leverage Factor	:	200%
Maximum Payment at Maturity	:	$11.70 per PLUS
Aggregate Principal Amount	:	$8,400,000
Initial Index Value	:	1,091.69
Pricing Date	:	August 23, 2006
Original Issue Date	:	August 30, 2006
Index Valuation Date	:	February 15, 2008
Listing	:	None
CUSIP	:	61747S710
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$0.20 per PLUS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by called toll-free 1-800-584-6837.

The AMEX Defense Index (DFI) (“Index”) is sponsored by, and is a service mark of the American Stock Exchange LLC (the “Exchange”). The Index is being used with the permission of the Exchange. “Performance Leveraged Upside Securities” and “PLUS” are our service marks. The PLUS based on the Index are not sponsored, endorsed, sold or promoted by the AMEX and the AMEX makes no representation regarding the advisability of investing in the PLUS.

Preliminary Pricing Supplement No. 94 dated August 11, 2006 Prospectus Supplement for PLUS dated February 21, 2006 Prospectus dated January 25, 2006